Exhibit 99.2

MAG Silver Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2017
Dated: November 10, 2017

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American: MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG” or the “Company”) for the three and nine months ended September 30, 2017 and 2016. It is prepared as of November 10, 2017 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2017 and the audited annual consolidated financial statements of the Company for the year ended December 31, 2016, together with the notes thereto which are available on SEDAR and EDGAR or on the Company website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated. The functional currency of the parent, its Mexican subsidiaries and its investment in associate, is the US$.

The common shares of the company trade on the Toronto Stock Exchange and on the NYSE American (formerly NYSE MKT) both under the symbol MAG. The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America. The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and reserve estimates, if applicable, were based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of the Company (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements that the anticipated time and capital schedule to production; estimated project economics, including but not limited to, mill recoveries, payable metals produced, production rates, payback time, capital and operating and other costs, Internal Rate of Return (“IRR”) and mine plan; expected upside from additional exploration; expected capital requirements; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs; exploitation and exploration results; continued availability of capital and financing; differing results and recommendations in the feasibility study (see below); and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; political risk; currency risk; capital cost inflation risk; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The Company does not undertake to provide updates to any of the forward-looking statements in this MD&A, except as required by law.

2

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

Assumptions have been made including, but not limited to, the Company’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals the Company produces, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, and the Company’s ability to obtain adequate financing. The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

This MD&A presents certain financial performance measures, including all in sustaining costs (“AISC”), cash cost and total cash cost that are not recognized measures under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This data may not be comparable to data presented by other silver producers. The Company believes that these generally accepted industry measures are realistic indicators of potential operating performance and are useful in allowing comparisons with other silver producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This MD&A contains non-GAAP financial performance measure information for a project under development incorporating information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures.

More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a “Preliminary Economic Assessment” as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

3

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

1.	DESCRIPTION OF BUSINESS

The Company is a Vancouver-based mineral exploration and development company that is focused on the acquisition, exploration and development of district scale projects located primarily within the Americas. The Company’s principal asset is a 44% interest in the Juanicipio joint venture (the “Juanicipio Project”) located in Mexico. The Company also owns a 100% interest in the Cinco de Mayo Project, also located in Mexico.

Juanicipio Project

The Company owns 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), a Mexican incorporated joint venture company, which owns the high-grade Juanicipio Project, located in the Fresnillo District, Zacatecas State, Mexico. Both exploration and development of the Juanicipio Project are being carried out by the project operator, Fresnillo plc (“Fresnillo”), which holds the remaining 56% interest in the joint venture.

The major assets associated with the Juanicipio Project are high-grade silver-gold-lead-zinc epithermal vein deposits. The primary vein, the Valdecañas Vein, is an en echelon system comprised of overlapping East and West Veins and several smaller vein splays – the term “Valdecañas Vein” is used to refer to this en echelon system at times.

Exploration and development programs for the Juanicipio Project are designed by the Minera Juanicipio Technical Committee, and approved by the Minera Juanicipio Board of Directors. The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct project oversight. Minera Juanicipio is governed by a shareholders agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro rata to its interest in Minera Juanicipio, and if either party does not fund pro rata, their ownership interest will be diluted in accordance with the shareholders agreement.

Underground development commenced at the Juanicipio Project on October 28, 2013 based on recommendations made to Minera Juanicipio in a 2012 Preliminary Economic Assessment (the “2012 PEA”) carried out by AMC Mining Consultants (Canada) Ltd. (“AMC”) (see Press Release dated September 14, 2012) (“2012 PEA”). The 2012 PEA was subsequently superseded in 2014 by Roscoe Postle Associates Inc. (“RPA”) in their amended and restated NI 43-101 Technical Report documenting a 2014 updated Mineral Resource estimate, filed on SEDAR on July 3, 2014 (the “Juanicipio Technical Report”) (see Press Release dated May 27, 2014).

4

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

With the drilling success on the Juanicipio Project since 2014 and the discovery of the Deep Zone (see ‘Juanicipio Resource Update and 2017 PEA’ below), and the resulting project scope changes announced by Fresnillo in 2017, the 2012 PEA and the 2014 Resource estimates became obsolete. As a result, MAG commissioned AMC to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project (the “2017 PEA”), to be completed according to the NI 43-101 Standards of Disclosure for Mineral Projects, and announced by the Company on November 7, 2017 (see Press Release dated said date). The 2017 PEA includes a new resource estimate and various mine design upgrades incorporated into a revised mine plan for the project (see ‘Juanicipio Resource Update and 2017 PEA’ below).

The 2017 PEA confirms the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. At a planned production rate of 4,000 tonnes per day (“tpd”), the Juanicipio Project is projected to produce a payable total of 183 million silver ounces, 750 thousand gold ounces, 1.3 billion pounds of zinc and 812 million pounds of lead over an initial 19 years of mine life.

The economic analysis in the 2017 PEA is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that a Preliminary Economic Assessment will be realized (see ‘Risks and Uncertainties’ below).

Cinco de Mayo Project

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Project. The property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico, and covers approximately 25,113 hectares. The primary concessions of the Cinco de Mayo Project were acquired by way of an option agreement dated February 26, 2004, and the property remains subject to a 2.5% net smelter returns royalty (see Related Party Transactions below). The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc inferred resource; the Pegaso deep discovery; the non-core Pozo Seco high grade molybdenum-gold resource; and the surrounding Cinco de Mayo exploration area. As the Company has been unable to negotiate a renewed surface access agreement with the local Ejido, a full impairment was recognized in the year ended December 31, 2016.

The Company believes that the Cinco de Mayo Project has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to regain surface access are ongoing, although the Company has no current plans to conduct any geological exploration programs on the property.

2.	HIGHLIGHTS

✓	New expanded Juanicipio Resource Estimate and robust 2017 PEA announced subsequent to the quarter end with Base Case (1) highlights (100% basis) as follows:
•	Low life of mine (“LOM”) AISC of $5.02/ounce (“oz”) of silver over an initial 19 years of mine-life;
•	Process plant ramp up to a throughput rate of 1.4 million tonnes/year (4,000 tpd);
•	LOM payable production of 183 million oz of silver, and on a silver equivalent basis 352 million oz(1);
•	Base case pre-tax IRR 64.5%; after tax IRR 44.5%;
•	Base case pre-tax Net Present Value (“NPV”) at a 5% discount rate of $1.86 billion; after tax NPV of $1.14 billion;
•	Initial capital costs on 100 % basis as of January 1, 2018 of $360 million (“M”) (MAG’s 44% $158.4 M);
•	Accelerated early silver flow gives less than a 2-year payback from plant startup.

5

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

(1) Base Case metal prices of $17.90/oz for silver; $1250/oz for gold; $0.95/pound (“lb”) for lead and $1.00/lb for zinc. Projected Silver Equivalent calculated using the Base Case metal recoveries and Base Case metal prices.

✓	Intensified underground development is in process to allow for the planned increase in mining rate and processing capacity.

✓	Permitting based on an upgraded mine design has commenced according to the operator, Fresnillo.

✓	Independent feasibility study by AMC expected to be completed by early 2018, as required for a production decision under the Minera Juanicipio Shareholders’ Agreement.

✓	Formal Minera Juanicipio and respective Joint Venture partner Board approvals expected upon completion of the feasibility study.

✓	20,000 metre exploration drill program commenced in July, 2017.

✓	Company is well funded (cash and cash equivalents totaling $121,638 as at September 30, 2017).

3.	JUANICIPIO RESOURCE UPDATE AND 2017 PEA

The 2017 PEA incorporates major overall project upgrades highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources in the recently discovered (2015) “Deep Zone.” The volume of these new base metal-rich Deep Zone Resources contributed to a significant expansion of project scope and enhancements to most aspects of the mine design.

2017 PEA BASE CASE (1) HIGHLIGHTS - reported on a 100% basis:

•	4,000 tpd production rate with an initial 19 years of mine life;
•	Enhanced project engineering, including: new plant and tailings location on flat, open ground; underground crusher and ore conveyor system; ramp expansions and internal shaft (winze);
•	Low AISC of $5.02 per oz of silver;
•	$360 M initial capital cost from January 1, 2018 to projected production start-up in H1, 2020;
•	Payback in less than two years after plant start-up;
•	Pre-tax Net Present Value (“NPV”) at a 5% discount rate of $1.86 billion and an IRR of 64.5%, and;
•	After-tax NPV at a 5% discount rate of $1.14 billion and IRR of 44.5%.

(1) The 2017 PEA Base Case uses a 5% discount rate and metal prices of $17.90 per oz of silver, $1,250/oz of Gold, $0.95 per pound (“lb”) of Lead and $1.00/lb of Zinc.

The 2017 PEA sensitivity analysis presents a range of metal pricing scenarios on both a pre-tax and after-tax basis. Table 1 below illustrates the effect of various price levels on key economic measures.

6

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

Table 1: Metal Price Sensitivity Analysis:

Discount Rate (5%)		Base Case			2017 vs 2012 (1)
Metal Prices:
Silver ($/oz)	14.50	17.90	19.50	23.00	23.39
Gold ($/oz)	1,000	1,250	1,300	1,450	1,257
Lead ($/lb)	0.75	0.95	0.95	1.15	0.95
Zinc ($/lb)	0.75	1.00	1.05	1.20	0.91
Copper ($/lb)	N/A – Copper excluded for purposes of 2017 PEA (2)
Economics:					2017	2012 (1)
Pre-Tax NPV (M)	$1,080	$1,860	$2,104	$2,776	$2,427	$1,762
After-Tax NPV (M)	$ 635	$1,138	$1,295	$1,729	$1,503	$1,233
Pre-Tax IRR	45%	64%	71%	86%	83%	54%
After-Tax IRR	30%	44%	49%	61%	58%	43%
Undiscounted life of mine (“LOM”) after tax cash flow (M)	$1,170	$1,995	$2,243	$2,945	$2,542	$2,162
Cash cost(4) $/oz Ag (net of credits)	(0.35)	(3.94)	(4.45)	(6.90)	(3.11)	(0.03)
Total Cash cost(5) $/oz Ag	3.50	2.39	2.63	2.29	4.89	N/A(3)
AISC(6) $/oz Ag	6.13	5.02	5.25	4.92	7.51	N/A(3)
Payback (Years) From Plant Start up (based on after tax cash-flows)	2.6	1.8	1.6	1.2	1.2	2.1

Notes:

1) This column is based on metal prices used in the previous 2012 Juanicipio PEA, and has been provided in order to allow a comparison of PEA economics (2017 vs 2012) and demonstrate the economic effects on the project of the expanded resource and enhanced mine design. (A Corporate Tax Rate of 28% was used in 2012 (30% in 2017) and in 2012 there was no Special Mining Duty (7.5% in 2017) or gold/silver Royalty, (0.5% in 2017), the latter both imposed in 2014. Exchange rate of 12.86 Mexican Pesos per US$ was used in 2012 (18.46 Mexican Pesos per US$ in 2017)).

2) Although the 2017 resource for the Deep Zone now includes copper (see below), no copper circuit has been included in the 2017 PEA as no metallurgical testing and recovery assessment for copper has yet been completed.

3) See Press Release June 14, 2012. Total Cash cost and AISC per oz. of silver were not calculated for the 2012 report.

4) Cash costs include all operating costs, smelter, refining and transportation charges, net of by-product (gold, lead and zinc) revenues.

5) Total cash costs include cash costs and all corporate taxes, special mining duty, and precious metals royalty.

6) AISC include total cash costs and all sustaining capital expenditures.

While the results of the 2017 PEA are significantly promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. The 2017 PEA is based on MAG’s understanding of how the project is being developed; however, Fresnillo is the project operator and the actual development plan and timeline may be materially different (see ‘Risks and Uncertainties’ below). It is also important to note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves.

7

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

Table 1 above highlights how the project’s low costs and high silver grades have the ability to generate resilient, highly positive and high margin economics across a range of metal-price scenarios, with the greatest metal price sensitivity being to the silver price, and to a lesser degree, to the price of zinc. Silver and zinc account for 52% and 21%, respectively, of the gross revenue under the Base Case scenario. The impact of varying silver and zinc prices on the after-tax NPV and IRR is outlined below in Table 2.

Table 2: Impact of varying silver and zinc pricing on after-tax NPV and IRR(1):

Zinc Price ($/lbs)		After-tax NPV 5% (M US$) / After-tax IRR (%)
	$1.75	$768 / 26%	$1,065 / 36%	$1,361 / 45%	$1,657 / 55%	$1,953 / 65%	$2,249 / 74%
	$1.50	$647 / 24%	$943 / 33%	$1,240 / 44%	$1,536 / 54%	$1,832 / 63%	$2,128 / 73%
	$1.25	$526 / 21%	$822 / 31%	$1,118 / 42%	$1,415 / 52%	$1,711 / 62%	$2,007 / 71%
	$1.00	$405 / 18%	$701 / 29%	$997 / 40%	$1,293 / 50%	$1,590 / 60%	$1,886 / 70%
	$0.75	$284 / 15%	$580 / 26%	$876 / 37%	$1,172 / 48%	$1,469 / 58%	$1,765 / 68%
		$8.00	$12.00	$16.00	$20.00	$24.00	$28.00
Silver Price ($/oz)

(1) Gold at $1,250/oz and Lead at $0.95/lb

2017 MINERAL RESOURCE HIGHLIGHTS - reported on a 100% basis:

•	High grade silver-rich Bonanza Zone (basis for development to date) containing:

- 8.2 M Indicated Resource tonnes at 550 grams per tonne (“g/t”) silver; and,

- 2.0 M Inferred Resource tonnes at 648 g/t silver.

•	Significantly expanded Mineral Resource for the base metal-rich Deep Zone, containing:

- 4.7 M Indicated Resource tonnes with 209 g/t silver, 2.96% lead, 4.73% zinc, and 0.23% copper; and,

- 10.1 M Inferred Resource tonnes with 151 g/t silver, 2.69% lead, 5.05% zinc, and 0.31% copper.

•	Consistent gold across both zones, containing:

- 12.8 M Indicated Resource tonnes at 2.10 g/t gold; and,

- 12.1 M Inferred Resource tonnes at 1.44 g/t gold.

The updated independent Mineral Resource estimate was generated using a cut-off Net Smelter Return (“NSR”) value of $55/t and drilling data available up to December 31, 2016. This estimate has an effective date of October 21, 2017 (see Table 3) and reflects the results of both infill and exploration holes drilled in 2014 through 2016, with the greatest increase shown within the Deep Zone discovered in 2015. The Valdecañas Vein displays well the vertical mineralization gradations from upper silver-rich zones to deep base metal-dominant areas that are typical of Fresnillo District veins and epithermal silver veins in general. Because of this vertical compositional zonation, and significant dimensional increases with depth, the Mineral Resource estimate has been manually divided into the Bonanza Zone and the Deep Zone to highlight the definition of each zone.

8

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

Table 3: Juanicipio Project Mineral Resource estimate by zone (October 21, 2017):

Zone	Resource Category	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag (Moz)	Au (Koz)	Pb (Mlbs)	Zn (Mlbs)	Cu (Mlbs)
Bonanza Zone	Indicated	8.17	550	1.94	1.63	3.08	0.08	145	509	294	554	14
	Inferred	1.98	648	0.81	1.32	2.80	0.06	41	52	58	123	3
Deep Zone	Indicated	4.66	209	2.39	2.96	4.73	0.23	31	359	304	486	24
	Inferred	10.14	151	1.57	2.69	5.05	0.31	49	510	601	1,129	69

Footnotes:

1) CIM Definition Standards were used for reporting the Mineral Resources.

2) The Qualified Person is Dr. Adrienne Ross, P.Geo. of AMC Mining Consultants (Canada) Ltd.

3) Mineral Resources are reported at a resource NSR cut-off value of $55/t.

4) The Mineral Resource estimate uses drill hole data available as of December 31, 2016.

5) Resource NSR values are calculated in US$ using factors of $0.61 per g/t Ag, $34.27 per g/t Au, $19.48 per % Pb, and $19.84 per % Zn. These factors are based on metal prices of $20/oz Ag, $1,300/oz Au $0.95/lb Pb, and $1.00/lb Zn and estimated recoveries of 82% Au, 95% Ag, 93% Pb, 90% Zn. The Mineral Resource NSR does not include offsite costs.

6) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

7) Totals may not add correctly due to rounding.

The Bonanza Zone resource veins have a similar footprint as previous resource estimates (see Press Release dated, May 27, 2014), with approximately 78% of the total silver ounces in the Bonanza Zone now classified as Indicated. The newly updated Resource Estimate significantly expands the Inferred and Indicated resources in the base metal-rich Deep Zone, which includes a maiden copper resource.

Combining the Bonanza Zone and the base metal-rich Deep Zone into a total global resource by Mineral Resource classification, results in a lower overall silver grade reflecting the blending of high and lower grade materials (see Table 4).

Table 4: Juanicipio Project Global Mineral Resource estimate and summary by vein (October 21, 2017):

Resource Category	Vein	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Metal Contained in Mineral Resource
								Ag (Moz)	Au (Koz)	Pb (Mlbs)	Zn (Mlbs)	Cu (Mlbs)
Indicated	V1E	6.35	528	1.86	1.89	3.81	0.09	108	379	264	533	12
	V1W	6.48	327	2.35	2.34	3.55	0.18	68	488	334	507	26
Total Indicated		12.83	427	2.10	2.11	3.68	0.13	176	867	598	1,041	38
Inferred	V1E	3.18	121	0.95	2.14	3.60	0.54	12	97	150	253	38
	V1W	3.74	155	1.88	3.18	5.97	0.26	19	226	262	492	21
	HW	0.25	529	0.59	0.52	0.89	0.03	4	5	3	5	0
	Vant	2.06	111	1.39	3.50	7.41	0.18	7	92	159	337	8
	V2W (a)	0.61	330	1.37	2.44	3.41	0.14	7	27	33	46	2
	V2W (b)	1.01	659	0.64	1.23	2.72	0.05	21	21	27	60	1
	JV1	0.58	260	3.74	0.35	0.82	0.03	5	70	5	11	0
	JV2	0.70	678	1.07	1.29	3.18	0.04	15	24	20	49	1
Total Inferred		12.13	232	1.44	2.46	4.68	0.27	91	562	658	1,252	71

1) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability

2) Valdecañas Vein System: V1W=Valdecañas West, V1E= Valdecañas East, V2W= footwall splay off V1W, VANT= Anticipada Vein, HW1=Hangingwall Vein; Juanicipio Vein System: JV1/2

3) Additional Footnotes – see above Table 3.

9

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

Mine Design and Process Plant

The principal mining method proposed in the 2017 PEA is longhole stoping with waste rock back-fill at a production rate of 4,000 tpd using modern mining equipment.

From the results of a series of trade-off studies previously commissioned by Minera Juanicipio, truck hauling, shaft hoisting, and conveying, along with underground crushing of the mineralized rock are all projected to be utilized for delivering the mineralized rock to the surface processing plant. An underground winze (internal shaft) is planned to be sunk within the hangingwall of the Valdecañas Vein System, to hoist mineralized rock from lower levels of the mine to the underground crusher and conveying system from the 6th year after plant start-up (projected as 2025), onward.

As envisioned in the 2017 PEA, the process plant is expected to ramp up operations over a three-year period to a steady state throughput rate of 1.4 million tonnes/year (4,000 tpd), and mill recoveries are estimated as:

• 95% for Silver	• 93% for Lead
• 82% for Gold	• 90% for Zinc

The proposed process plant and tailings storage facility will be located in newly acquired open, flat ground. It will include a SAG/Ball mill comminution circuit followed by sequential flotation to produce a silver-rich lead concentrate, a zinc concentrate and a gold-rich pyrite concentrate.

Additional Opportunities

The Mineral Resource used for the 2017 PEA mine design does not include any of the Juanicipio Vein resource which is included in the Mineral Resources above (Table 4). Further analysis is required to arrive at a potential extraction strategy, with the possibility that these resources may ultimately be brought into a future mining plan.

No copper circuit has been included in the 2017 PEA as no metallurgical testing and recovery assessment for copper has yet been completed.

LOM Payable Metal

Payable production for each metal is based on processing recoveries less smelter deductions and losses during third party treatment of the lead, zinc and pyrite concentrates, and is summarized in Table 5.

Table 5: Estimated LOM payable production by metal and by Silver equivalent ounces (Eq.oz.):

Metals from Concentrates (1)	Total Payable Metal Production LOM	Average 1st 6 years (2020-2025)	LOM Annual Average	Peak Annual Production (Year)
Silver M oz.	183	16.5	9.6	20.1 (2021)
Gold K oz.	747	43.8	39.3	50.6 (2025)
Lead M lbs.	812	30.6	42.7	63.0 (2031)
Zinc M lbs.	1,327	54.3	69.8	95.9 (2031)
Silver Eq. (2) oz Payable (M)	352	24.2	18.5	26.5 (2023)

Footnotes:

[1]	Lead, Zinc, and Pyrite concentrates produced.
[2]	Silver Equivalent calculated using the Base Case metal recoveries and Base Case metal prices of $17.90/oz for silver; $1250/oz for gold; $0.95/lb for lead and $1.00/lb for zinc.
10

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

Cash Cost, Total Cash Costs and AISC per Ounce of Silver

The LOM Cash Cost (on-site and off-site, less by-product credits) is negative ($3.94)/oz of silver; Total Cash Costs (including taxes) is $2.39/oz of silver; and, AISC (including Total Cash Costs plus sustaining capital) total $5.02/oz of silver (see Table 6 below).

Table 6: Cash Costs, Total Cash Costs and AISC per oz of Silver (Base Case)

	Cost/t of Mill Feed	Total $M	Cost Per Oz of Silver (1)
Operating costs	58.67	1,357
Offsite costs	41.32	956
Less: By Product Credits (2)	N/A	(3,033)
Cash Cost		(720)	$ (3.94)
Corporate tax (30%)	N/A	837
Special Mining Duty (7.5%)	N/A	299
Gold and Silver Gross Revenue Duty (0.5%)	N/A	21
Total Cash Cost		437	$ 2.39
Sustaining capital	N/A	480
AISC		917	$ 5.02

(1) Based on 183 million ounces of payable silver production.

(2) By-product revenue credits (Base Case): gold $934 million, lead $771 million, zinc $1.327 billion

Taxes

Income and other taxes (see Table 6 above) presented in the 2017 PEA are based on Mexican legislated tax rates and do not reflect any tax planning opportunities.

Feasibility Study

The 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Minera Juanicipio has commissioned a Feasibility Study expected to be completed in early 2018. There is no assurance that the Feasibility Study will recommend proceeding with the project development, and any recommendation to proceed with development, may differ significantly from the scope and design recommended in the 2017 PEA. See ‘Risks and Uncertainties’ below

Qualified Person(s):

The Mineral Resources disclosed in this MD&A for the Juanicipio Project have been prepared by Dr. A. Ross, Ph.D., P.Geo., an employee of AMC Mining Consultants (Canada) Ltd. who is independent of MAG and a “Qualified Person” for the purpose of National Instrument 43-101. Dr. Ross has read and approved the content of this MD&A as it pertains to the disclosed Mineral Resource estimate.

11

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

The estimates for metal recovery, and the design and methodology for mineral processing that form the basis for the economic assessment disclosed in this MD&A for the Juanicipio Project have been prepared by Harald Muller, FAusIMM, a former employee of AMC Mining Consultants (Canada) Ltd. who is independent of MAG. By virtue of his education and relevant experience Mr. Muller is a "Qualified Person" for the purpose of National Instrument 43-101. Mr. Muller has read and approved the content of this MD&A as it pertains to the mineral processing disclosures.

The cost estimations, infrastructure needs and costs that form the basis for the economic assessment, and the financial analysis, disclosed in this MD&A for the Juanicipio Project have been prepared by Carl Kottmeier, P. Eng. an employee of AMC Mining Consultants (Canada) Ltd. who is independent of MAG. By virtue of his education and relevant experience Mr. Kottmeier is a "Qualified Person" for the purpose of National Instrument 43-101. Mr. Kottmeier has read and approved the content of this MD&A as it pertains to cost estimations, infrastructure needs and costs, and financial analysis.

The estimate of the tonnage and grade of material to be mined and processed that form the basis for the economic assessment, and the financial analysis, disclosed in this MD&A for the Juanicipio Project have been prepared by Gary Methven, P. Eng., an employee of AMC Mining Consultants (Canada) Ltd. who is independent of MAG. By virtue of his education and relevant experience Mr. Methven is a "Qualified Person" for the purpose of National Instrument 43-101. Mr. Methven has read and approved the content of this MD&A as it pertains to all mining matters other than the Mineral Resource estimate, mineral processing disclosures, costs estimations, infrastructure needs and costs, and financial analysis.

4.	DEVELOPMENT AND EXPLORATION UPDATE

Total Juanicipio Project expenditures incurred directly by Minera Juanicipio (on a 100% basis) for the three and nine months ended September 30, 2017 amounted to approximately $6,962 and $24,540 respectively (September 30, 2016: $3,218 and $9,879 respectively).

Underground Development – Juanicipio Project

The decline ramp reached the uppermost reaches of the main Valdecañas Vein in December 2016 and footwall development has since commenced. Ramp-related surface installations, offices and associated infrastructure have been completed, and construction of additional ventilation raises is on-going. Midway through 2017, underground development was intensified to allow for the planned increase in processing capacity to 4,000 tpd. Additional development contractors have been engaged by Minera Juanicipio, and a twinning of the access decline is advancing rapidly with the intent of providing expanded ore and waste hauling capacity. Fresnillo, as operator, has also advised that permitting based on the upgraded 4,000 tpd design has commenced and that permits are expected to be approved prior to year end.

Exploration – Juanicipio Project

Drilling of the Deep Zone continued through 2017, and the Zone effectively remains open to depth and laterally along its entire strike length to the Joint Venture boundary in both directions.

12

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

Assays from 13 exploration and infill drill holes from the Deep Zone were released in the first quarter of 2017 (see Press Release February 14, 2017), which along with previously announced results from 14 earlier holes (27 holes total) (see Press Releases April 23, 2015 and August 15, 2016) have:

•        confirmed that continuous mineralization extends below the Valdecañas Bonanza Zone in both the East and West Veins;

•        revealed a substantial widening of this deeper mineralization into a well-defined dilatant zone under both veins;

•        improved definition of the new “Anticipada” or “Vant” Vein, within the vein system; and

•        combined to indicate that a major ore-fluid input point underlies the Overlap Zone between the East and West veins

A significantly expanded Mineral Resource estimate for the base metal-rich Deep Zone was included in the 2017 PEA (see ‘Juanicipio Resource Update and 2017 PEA’ above).

5.	OUTLOOK

The Company continually looks to enhance its project portfolio through successful exploration and project development. Although the Company’s working capital position remains strong, the Company continues to execute its business plan prudently, with an on-going focus on high-grade, district scale potential properties.

Minera Juanicipio

An independent feasibility study by AMC has been commissioned by Minera Juanicipio and is expected to be completed by early in the first quarter of 2018. The feasibility study will not include Inferred Mineral Resources in the mine plan, so the results will be different from the results of the 2017 PEA (see ‘Risks and Uncertainties’ below). This study is required by the Minera Juanicipio Shareholders’ Agreement in order to make a formal production decision. Upon its completion, Minera Juanicipio is expected to present the study to both its Board and the respective Joint Venture partner Boards for formal development approval. Fresnillo has advised that with the anticipated changes in design scope, Juanicipio will now be in production by the first half of 2020, which is consistent with the timeline to production in the 2017 PEA.

On the exploration front, a 20,000-metre 2017 exploration drill program commenced in July to test various targets within the Juanicipio property boundaries and to continue drilling the Deep Zone. Dr. Peter Megaw, the Company’s Chief Exploration Officer, and the MAG exploration team have been involved with Fresnillo in selecting drill targets for this program.

There are currently four drill rigs on site, three drilling from surface and one from underground.

A National Instrument 43-101 Technical Report documenting the Mineral Resource and 2017 PEA will be filed on SEDAR by December 22, 2017.

Cinco de Mayo

The Company believes that the Cinco de Mayo Project has significant geological potential and will therefore continue to maintain its mineral concessions in good standing. Efforts to regain surface access are ongoing, but the Company has no current plans to conduct any geological exploration programs on the property.

13

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

6.	INVESTMENT IN ASSOCIATE

Minera Juanicipio

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) is the corporate entity through which the Company holds its Investment in Associate (see Notes 2(b) and 7 in the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2017).

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Joint venture oversight expenditures incurred 100% by MAG	$140	$76	$633	$160
Cash contributions to Minera Juanicipio	1,540	2,046	11,880	7,137
Total for the current period	1,680	2,122	12,513	7,297
Equity pick up of current income (loss) for the period	(121)	(376)	855	(1,019)
Balance, beginning of the period	49,121	35,772	37,312	31,240
Balance, end of the period	$50,680	$37,518	$50,680	$37,518

During the three and nine months ended September 30, 2017, the Company incurred oversight expenditures on the Juanicipio Project including costs of the 2017 PEA, totaling $140 and $633 respectively (September 30, 2016: $76 and $160 respectively), and made joint venture advances to Minera Juanicipio of $1,540 and $11,880 respectively (September 30, 2016: $2,046 and $7,137 respectively).

In the three and nine months ended September 30, 2017, the Company recorded a 44% equity loss pick up of $121 and equity income pick up of $855 respectively from its Investment in Associate (September 30, 2016: $376 and $1,019 equity loss pick ups respectively). The equity income pick up for the year to date from Minera Juanicipio is a result of the strengthening of the Mexican Peso relative to the US$ in the period, and the Company’s related 44% share of an exchange gain and a deferred tax recovery recognized in Minera Juanicipio.

7.	EXPLORATION AND EVALUATION ASSETS

The Company holds various mineral property claims in Mexico upon which full impairments have been previously recognized in prior years. Expenditures to maintain such claims, and in the case of Cinco de Mayo, to potentially restore surface access, are not capitalized as exploration and evaluation assets. Rather they are expensed as part of ‘mining concession taxes and other property costs.’

Cinco de Mayo Project

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Project located in the northern part of Chihuahua State, Mexico. In late 2012, certain members of the local Ejido challenged the Company’s surface right access to the property and have since prevented the Company from obtaining the surface access permission required as part of a Federal Government exploration permit process. With the continuing Ejido impasse, the Company recognized a full impairment charge relating to the property in 2016.

The Company believes that the Cinco de Mayo Project has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to restore surface access are ongoing, although the Company has no current plans to conduct any geological exploration programs on the property.

14

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

In the three and nine months ended September 30, 2017, the Company expensed expenditures of $312 and $682 (September 30, 2016: $205 and $855 respectively capitalized as exploration and evaluation assets) on the property. In addition to land taxes for the second half of 2017 of $354 (September 30, 2016: $228), the main expenditures and focus of work has been preparations for negotiations with the local Ejido which has included meetings with State and Federal authorities, and with several legal and Community Relations advisors in Mexico.

8.	REVIEW OF FINANCIAL RESULTS

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
EXPENSES
Accounting and audit	$37	$59	$165	$222
Amortization	7	6	15	14
Filing and transfer agent fees	4	6	247	176
Foreign exchange (gain) loss	(204)	134	(407)	(158)
General office expenses	178	150	598	554
Legal	82	175	200	270
Management compensation and consulting fees	436	429	1,293	1,293
Mining concession taxes and other property costs	439	100	958	184
Share based payment expense	337	224	1,874	1,996
Shareholder relations	115	133	397	376
Travel	39	42	211	185
	1,470	1,458	5,551	5,112
Interest income	460	348	1,238	764
Gain on sale of available-for-sale securities	-	-	-	1,152
Change in fair value of warrants	345	-	449	-
Equity pick up from Associate	(121)	(376)	855	(1,019)
Loss for the period before income tax	$(786)	$(1,486)	$(3,009)	$(4,215)

Deferred income tax (expense) recovery	-	(499)	589	(1,294)
Loss for the period	$(786)	$(1,985)	$(2,420)	$(5,509)

Three Months Ended September 30, 2017 vs. Three Months Ended September 30, 2016

The Company’s net loss for the three months ended September 30, 2017 decreased to $786 from $1,985 in the comparable three months ended September 30, 2016.

A foreign exchange gain of $204 was recorded in the quarter ended September 30, 2017 (September 30, 2016: $134 loss), resulting from holding Canadian dollar (“C$”) cash while the C$ marginally strengthened against the US$ in the quarter. A portion of the Company’s monetary assets are used to fund Canadian dollar and Mexican Peso expenditures and are held in those respective currencies, and subject to foreign exchange risk.

Mining concession taxes and other property costs in the quarter ended September 30, 2017 amounted to $439 (September 30, 2016: $100), and relate primarily to expenditures on the Cinco de Mayo Project and other properties still maintained by the Company where full impairments have been previously recognized. Expenditures incurred on these properties are no longer capitalized as exploration and evaluation assets, and are expensed as part of ‘mining concession taxes and other property costs.’ The comparative period is much lower as the costs incurred on Cinco de Mayo were previously capitalized as Exploration and Evaluation assets.

15

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

Share based payment expense (a non-cash item) in the quarter ended September 30, 2017 was $337 (September 30, 2016: $224), and is recorded to estimate the fair value of share based payment transactions related to the Company’s stock options, restricted share units (“RSUs”), performance share units (“PSUs”), and deferred share units (“DSUs”) . Stock option share-based payment expense is estimated at fair value using the Black-Scholes-Merton option valuation model. The fair value of RSUs and DSUs is based on the fair market value of a common share equivalent on the date of grant, and the fair value of PSUs with a market condition is determined using a Monte Carlo pricing model.

Although no stock options were granted in the quarter ended September 30, 2017 (September 30, 2016: nil), the Company recorded $205 (September 30, 2016: $148) of share based payment expense relating to stock options vesting to employees in the period. The Company also granted no RSUs or PSUs in the quarter ended September 30, 2017 (September 30, 2016: nil and nil respectively), and recorded a share based payment expense of $95 (September 30, 2016: $45) relating to those RSUs and PSUs vesting to employees in the period. Included in the current quarter’s share based payment expense was also $37 (September 30, 2016: $31) related to directors who elected to receive their retainer and meeting fees for the period in DSUs rather than in cash.

Other expenses incurred during the quarter ended September 30, 2017 included accounting and audit of $37 (September 30, 2016: $59), amortization of $7 (September 30, 2016: $6), filing & transfer agent fees of $4 (September 30, 2016: $6), general office expenses of $178 (September 30, 2016: $150), legal of $82 (September 30, 2016: $175), management compensation and consulting fees of $436 (September 30, 2016: $429), shareholder relations expenses of $115 (September 30, 2016: $133) and travel of $39 (September 30, 2016: $42), and were all either comparable with the prior period’s expense or the change was not significant to the overall operations during the period.

In other income and expenses during the quarter ended September 30, 2017, the Company recorded interest income on its cash and cash equivalents of $460 (September 30, 2016: $348). During the quarter ended September 30, 2017, the Company also recognized an unrealized gain of $345 (September 30, 2016: nil) on warrants held and designated as fair value through profit and loss. As well, with the strengthening of the Mexican Peso against the US dollar (“US$”) from 18.03 Pesos/US$ on June 30, 2017 to 18.20 on September 30, 2017, the Company recorded a 44% equity loss pick-up amounting to $121 (September 30, 2016: $376) from Minera Juanicipio (as described above in ‘Investment in Associate’ above).

Nine Months Ended September 30, 2017 vs. Nine Months Ended September 30, 2016

The Company’s net loss for the nine months ended September 30, 2017 amounted to $2,420 (September 30, 2016: $5,509).

A foreign exchange gain of $407 was recorded in the nine months ended September 30, 2017 compared to $158 in the comparable prior period. The foreign exchange gain resulted primarily from holding cash denominated in Canadian dollars (“C$”), while the US$ weakened against the C$ (from December 31, 2016 to September 30, 2017, the US$/C$ exchange rate changed from .7448 to .8013). A portion of the Company’s cash is used to fund Canadian dollar expenditures and is held in C$ (US$ equivalent of $4,518 as at September 30, 2017). The C$ cash is exposed to exchange risk relative to the US$, and results in a gain or loss as the exchange rate fluctuates.

Mining concession taxes and other property costs in the nine months ended September 30, 2017 amounted to $958 (September 30, 2016: $184), and relate primarily to expenditures on the Cinco de Mayo Project and other properties still maintained by the Company where full impairments have been previously recognized. Expenditures incurred on these properties are no longer capitalized as exploration and evaluation assets, and are expensed as part of ‘mining concession taxes and other property costs.’ The comparative period is much lower as the costs incurred on Cinco de Mayo were previously capitalized as Exploration and Evaluation assets.

16

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

Share based payment expense incurred in the nine months ended September 30, 2017 amounted to $1,874 (September 30, 2016: $1,996). The Company granted no stock options in the nine months ended September 30, 2017 (September 30, 2016: nil) and recorded $659 (September 30, 2016: $625) of share based payment expense relating to stock options vesting to employees in the period. The Company also granted no RSUs and no PSUs in the period ended September 30, 2017 (September 30, 2016: nil and nil respectively) and recorded a share based payment expense of $298 (September 30, 2016: $441) relating to RSUs and PSUs vesting to employees in the period. In the nine months ended September 30, 2017, $917 of share based payment expense (September 30, 2016: $930) was also recorded on 66,325 DSUs (September 30, 2016: 63,287) granted under the Company’s DSU plan and an additional 5,940 DSUs (September 30, 2016: 7,068) granted to directors who elected to receive their retainer and meeting fees for the period in DSUs rather than in cash.

Other expenses incurred during the nine months ended September 30, 2017 included accounting and audit of $165 (September 30, 2016: $222), amortization of $15 (September 30, 2016: $14), filing & transfer agent fees of $247 (September 30, 2016: $176), general office expenses of $598 (September 30, 2016: $554), legal of $200 (September 30, 2016: $270), management compensation and consulting fees $1,293 (September 30, 2016: $1,293), shareholder relations expenses of $397 (September 30, 2016: 376) and travel of $211 (September 30, 2016: $185), and were all either comparable with the prior period’s expense or the change was not significant to the overall operations during the period.

In other income and expenses, the Company earned interest income on its cash and cash equivalents of $1,238 (September 30, 2016: $764) during the nine months ended September 30, 2017, and recorded its 44% equity pick up from Minera Juanicipio as described above in Investment in Associate. In addition, the Company recorded an unrealized gain of $449 (September 30, 2016: nil) on warrants held and designated as fair value through profit and loss.

The Company recorded a deferred tax recovery of $589 for the nine months ended September 30, 2017 (September 30, 2016: $1,294 deferred tax expense) related to the reversal of the deferred tax liability that was set up at December 31, 2016 in relation to temporary differences between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in deferred tax liability. With the strengthening of the Mexican Peso against the US$ from 20.66 Pesos/US$ on December 31, 2016 to 18.20 on September 30, 2017, the previously recognized deferred tax liability was reversed in the period.

17

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

Other Comprehensive Income (Loss):

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Loss for the period	$(786)	$(1,985)	$(2,420)	$(5,509)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Unrealized gain on available-for-sale securities, net of taxes	563	2	829	1,114
Reclassification to gain on sale of available-for-sale securities	-	-	-	(1,152)

Total comprehensive loss	$(223)	$(1,983)	$(1,591)	$(5,547)

In Other Comprehensive Income and Loss (“OCI”) during three and nine months ended September 30, 2017, the Company recorded an unrealized gain of $563 and $829 respectively (September 30, 2016: $2 and $1,114 respectively), on available-for-sale securities it has strategically acquired.

9.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except Net Loss per Share):

Quarter Ending	Revenue (1)	Net Loss (2)	Net Loss per Share
September 30, 2017	$460	$(786)	$(0.01)
June 30, 2017	$416	$(1,322)	$(0.02)
March 31, 2017	$362	$(312)	$(0.00)
December 31, 2016	$351	$(50,337)	$(0.62)
September 30, 2016	$348	$(1,985)	$(0.02)
June 30, 2016	$303	$(2,227)	$(0.03)
March 31, 2016	$113	$(1,297)	$(0.02)
December 31, 2015	$64	$(10,169)	$(0.15)

Notes:

(1)	The Company’s only source of revenue during the quarters listed above was interest earned on bank cash, cash equivalents and term deposit balances. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

(2)	Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, exploration and evaluation property impairments, and deferred tax expense) as discussed when applicable in “Review of Financial Results” above.

18

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

10.	CASH FLOWS

The following table summarizes cash flow activities for the three and nine months ended September 30, 2017:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Operations	$(867)	$(747)	$(2,831)	$(2,503)
Changes in non-cash working capital	(225)	-	(357)	(684)
Operating activities	(1,092)	(747)	(3,188)	(3,187)

Investing activities	(2,514)	(2,416)	40,858	(117,158)
Financing activities	31	2,874	214	75,192

Change in cash during the period	(3,575)	(289)	37,884	(45,153)

Effects of exchange rate changes on cash	201	(133)	407	165

Cash, beginning of period	125,012	30,858	83,347	75,424
Cash, end of period	$121,638	$30,436	$121,638	$30,436

Term Deposits, end of period	$-	$110,000	$-	$110,000

Operating Activities

During the three and nine months ended September 30, 2017, the Company used $867 and $2,831 in cash for operations before changes in non-cash working capital, compared to $747 and $2,503 respectively, in the three and nine months ended September 30, 2016. The Company’s non-cash working capital in the corresponding three and nine month periods, increased by $225 and $357 respectively (September 30, 2016: increased by nil and $684 respectively). The total use of cash from operating activities in the three and nine months ended September 30, 2017 was $1,092 and $3,188 respectively, (September 30, 2016: $747 and $3,187 respectively).

Investing Activities

During the three and nine months ended September 30, 2017, the net cash (used)/provided by investing activities amounted to $(2,514) and $40,858 respectively, and included the redemption of term deposits previously not classified as ‘cash equivalents’ (September 30, 2016: $(2,416) and $(117,158) respectively). The Company also used cash to fund advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $1,690 and $12,534 respectively (September 30, 2016: $2,122 and $7,275 respectively). The Company makes cash advances to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets.

Financing Activities

In the three months ended September 30, 2017, 4,000 stock options, were exercised for cash proceeds of $31 (September 30, 2016: 422,855 stock options were exercised for cash proceeds of $2,874). During the three months ended September 30, 2017, an additional 50,000 stock options were exercised under a less dilutive cashless exercise provision of the plan (September 30, 2016: 21,667 stock options), whereby 23,056 shares were issued in settlement of the stock options (September 30, 2016: 12,747 shares), and the remaining 26,944 stock options were cancelled (September 30, 2016: 8,920 stock options).

19

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

In the nine months ended September 30, 2017, 30,400 stock options, were exercised for cash proceeds of $214 (September 30, 2016: 670,605 stock options were exercised for cash proceeds of $4,538). During the nine months ended September 30, 2017, an additional 125,000 stock options were exercised under a less dilutive cashless exercise provision of the plan (September 30, 2016: 1,125,001 stock options), whereby 62,295 shares were issued in settlement of the stock options (September 30, 2016: 325,671 shares), and the remaining 62,705 stock options were cancelled (September 30, 2016: 799,330 stock options).

11.	FINANCIAL POSITION

The following table summarizes the Company’s financial position as at:

	September 30, 2017	September 30, 2016

Cash and cash equivalents	$121,638	$30,436
Term deposits	-	110,000
Other current assets	3,666	889
Total current assets	125,304	141,325
Equipment	52	50
Investment in associate	50,680	37,518
Exploration and evaluation assets	800	53,771
Total assets	$176,836	$232,664

Total current liabilities	$421	$422
Deferred income taxes	-	6,459
Total liabilities	421	6,881
Total equity	176,415	225,783
Total liabilities and equity	$176,836	$232,664

Total current assets decreased from $141,325 at September 30, 2016 to $125,304 as at September 30, 2017. Cash and cash equivalents totaled $121,638 at September 30, 2017 compared to $30,436 at September 30, 2016, with the increase primarily attributable to the redemption of term deposits not classified as ‘cash equivalents’. Other current assets as at September 30, 2017 included investments of $2,920 (September 30, 2016: $24), prepaid expenses of $539 (September 30, 2016: $280) and accounts receivable of $207 (September 30, 2016: $585). The accounts receivable is comprised primarily of interest receivable earned on its cash and cash equivalents.

The increase from September 30, 2016 to September 30, 2017 in Investment in Associate from $37,518 to $50,680 reflects the Company’s ongoing investment in Minera Juanicipio as discussed in “Investing Activities” and ‘Investment in Associate’ both above. The decrease from September 30, 2016 to September 30, 2017 in Exploration and Evaluation assets from $53,771 to $800, reflects the impairments recognized on the Cinco de Mayo and Guigui Properties in the year ended December 31, 2016.

Current liabilities at September 30, 2017 amounted to $421 (September 30, 2016: $422) and are attributable to accrued exploration and administrative expenses. The deferred income taxes decreased to nil at September 30, 2017 (September 30, 2016: $6,459 liability) as a result of a deferred tax recovery recognized in conjunction with the impairments on the Cinco de Mayo and Guigui Properties in 2016.

20

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

The variation in total equity is due primarily to the aforementioned property impairments recognized, net of deferred taxes, during the year ended December 31, 2016.

12.	LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2017, the Company had working capital of $124,883 (September 30, 2016: $140,903) including cash and cash equivalents of $121,638 (September 30, 2016: $140,436 cash and term deposits). The Company currently has no debt and believes it has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year. However, the Company will require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio Project in light of the scale and scope changes in the 2017 PEA (see ‘Juanicipio Resource Update and 2017 PEA’ above).

Funding of the Juanicipio Project Development

Capital expenditure estimates have been prepared for both initial and sustaining capital in the 2017 PEA. The initial capital expenditures for the project, inclusive of capitalized operating costs, as estimated by AMC and as of January 1, 2018, are $360 million (MAG 44% $158.4 M), including all mine development-related costs to be incurred prior to the envisaged commencement of commercial operations in 2020. Capital costs incurred after start-up are assigned to sustaining capital and are projected to be paid out of operating cash-flows. Contingencies have been added at appropriate percentages to each component of the project, excluding capitalized operating costs, resulting in an overall contingency of $39.7 M or 17%.

A summary timeline of scheduled capital costs from the 2017 PEA is shown in Table 7. The Company’s 44% amounts to $158.4 million and with cash and cash equivalents on hand of $121.6 million as at September 30, 2017, based on this capital schedule, the Company is expected to be funded well into 2019.

Table 7: Initial Capital and Sustaining Capital Schedule effective January 1, 2018:

	Initial Capital ($M)	Sustaining Capital ($M) (1)
Year	At 100%	At 100%
2018	124	-
2019	156	-
2020	80	44
2021	-	88
2022	-	42
2023 - 2038	-	306
Total	360	480 (1)

(1) Sustaining capital is projected to be funded from operational cash-flow in the 2017 PEA

The larger capital expenditures items associated with the mine development have not yet been approved by Minera Juanicipio and Minera Juanicipio has not yet evaluated and proposed a budget for beyond 2017. Any changes to the mine plan and development scope not envisioned in the 2017 PEA (see ‘Risks and Uncertainties’ below), if approved by Minera Juanicipio, could result in an increase in initial capital cost, a delay in the start-up of commercial production and/or an impact on the expected mine life of the project. Capital costs incurred after start-up are assigned to sustaining capital and are expected to be paid out of operating cash-flows. Contingencies were added at appropriate percentages to each component of the project, excluding capitalized operating costs, resulting in a total contingency in Initial Capital of $39.7 million or 17%.

21

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

Given the Company’s cash and cash equivalents on hand ($121,638) as at September 30, 2017, the Company will need to raise additional capital in the future in order to meet its share of initial capital as envisioned in the 2017 PEA initial capital schedule (Table 7 above). In addition, the 2017 PEA is preliminary in nature, and actual costs and development time may exceed those estimated in the 2017 PEA. It is unlikely that the Company will generate sufficient operating cash flow to fund its share of development costs, and accordingly, future liquidity will therefore depend upon the Company’s ability to arrange debt or additional equity financings. The inability of the Company to fund its 44% share of cash calls would result in dilution of the Company’s ownership interest in Minera Juanicipio, in accordance with the shareholders’ agreement.

Actual vs Expected Use of Proceeds – Prior Financings

In the Company’s Short Form Prospectus dated July 9, 2014 and in its February 23, 2016 Prospectus Supplement to a Short Form Base Shelf Prospectus (collectively, the “Offering Documents”), the Company provided the expected use of proceeds with respect to each offering. The table below provides a comparison of the Company’s estimated actual use of proceeds to date, as compared to the use of proceeds presented in the Offering Documents:

Intended Use of Proceeds	Expected Use of Proceeds July 9, 2014	Estimated Actual Use of Net Proceeds to date (1)	Expected Use of Proceeds February 23, 2016	Estimated Actual Use of Net Proceeds to date
	(000s of $C)	(000s of $C)	(000s of $US)	(000s of $US)
Exploration expenditures at the Juanicipio Property	$3,000	$3,350 (2)	$5,000	$2,122
Development expenditures at the Juanicipio Property	$71,470	$29,936 (3)	$50,000	$ - (3)
Development contingency at the Juanicipio Property	$ -	$ -	$7,500	$ -

(1) Cash calls advanced Minera Juanicipio are made in U.S. dollars and for the purposes of the July 9, 2014 analysis, have been converted to C$ based on the closing US$/C$ exchange rate on the day the funds were advanced to Minera Juanicipio.

(2) After reviewing exploration results of four new deep exploration holes in 2015, Fresnillo and MAG agreed to an additional 10,000 metre $1,500 (MAG’s 44% share is $660) drill program to further delineate the extent of the new deep zone. This drill program was funded by the Joint Venture partners in September 2015, but was not anticipated in the 2014 offering. Therefore, more was expended than outlined in the July 9, 2014 offering document.

(3) As the initial development is focused primarily on ramp decline, the majority of the capital expenditures are yet to be incurred and are expected to be incurred in the latter part of the development schedule (2018-2020).

22

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

13.	Contractual ObligationS

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Property Option Payments, Exploration and Development Expenditures – Total	$2,317	$-	$567	$1,750	$-

Minera Juanicipio (1)	-	-	-	-	-

Office Lease	295	140	155	-	-
Total Obligations	$2,612	$140	$722	$1,750	$-

(1) Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company. The Company has a comprehensive director and officers’ liability insurance policy that could mitigate such costs if incurred.

14.	SHARE CAPITAL INFORMATION

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at November 10, 2017, the following common shares, stock options, RSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	80,796,899
Stock Options	2,098,772	$5.35 - $17.55	0.3 to 4.1 years
Performance Share Units(“PSUs”) (1)	140,203 (1)	1:1	3.1 to 4.1 years
Restricted Share Units(“RSUs”)	46,520	1:1	1.7 to 2.6 years
Deferred Share Units (“DSUs”)	445,570	1:1	n/a (2)
Fully Diluted	83,527,964

(1) Includes 69,085 PSUs where vesting is subject to a market price performance factor measured over a three-year performance period to 2019, resulting in a PSU payout range from 0% (nil PSUs) to 200% (138,170 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date.

23

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

15.	Other ItemS

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local Ejido.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Tax Law for the State of Zacatecas.

On December 31, 2016, the State Government of Zacatecas, Mexico published a new Tax Law for the State (Ley de Hacienda del Estado de Zacatecas, the “Zacatecas Tax Law”), which came into effect on January 1, 2017. There have been several constitutional challenges launched against the validity of the tax by various companies. As well, the Federal Government of Mexico is challenging its constitutionality. The outcomes of these challenges are not known at this time.

As provided for in the Zacatecas Tax Law, certain so called “environmental duties” were established for operations carried out within the State of Zacatecas, Mexico. Minera Juanicipio’s operations are located in the State of Zacatecas. This tax, if upheld, will apply to the Juanicipio project once it is in production, the effects of which have not been quantified. Managements’ assessment of this tax however, is that it will not have an impact on the viability of the Juanicipio Project.

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but the Company has to date been able to recover all of its VAT paid. However, amendments to Mexican VAT legislation took effect January 1, 2017, and may impact the Company’s ability to recover VAT paid after January 1, 2017. Although still subject to interpretation and confirmation of intent, it now appears that companies in a pre-operative/exploration stage should not apply for VAT refunds until the company has taxable sales; or in the alternative, if VAT credits are filed for and recovered and the exploration activities later cease without success, the Company may have to refund the tax authorities for the amounts previously recovered on an inflation adjusted basis.

These changes may effectively increase the non-Juanicipio administrative and exploration costs of the Company conducting business in Mexico by 16% in 2017 and beyond. The changes are not expected to have any impact on Minera Juanicipio and its ability to recover VAT paid, given the expectation it will be developed and brought into production.

24

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

16.	Trend InformatioN

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price could have an adverse material impact on the Company’s operations and market value.

The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies remains difficult in current public markets, which could limit the Company’s ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or “Ejidos” and there has been a recent trend in Mexico of increasing Ejido challenges to existing surface right usage agreements. The Company has already been impacted by this recent trend at its Cinco de Mayo Project. Any further challenge to the access to any of the properties in which the Company has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected. Also see “Risks and Uncertainties” below.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

17.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 29, 2017 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general. The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 11(c) in the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2017).

25

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

Feasibility Study

The 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. The mine plan and mine design anticipated in the 2017 PEA are based on both Inferred and Indicated Mineral Resources and reflect a processing capacity of 4,000 tpd, expanded underground workings and the sinking of an internal shaft (or winze) to access the deeper areas of the previously estimated Mineral Resources and the newly defined Deep Zone. The 2017 PEA is based on the Company’s understanding of the operator's development to date and of the development permit applications already submitted by the operator.

As a requirement of the Minera Juanicipio shareholders’ agreement, Minera Juanicipio has commissioned a Feasibility Study expected to be completed in early 2018, as a basis for a “Production Decision.” If the Technical Committee approves the Feasibility Study and recommends development of the Juanicipio Project, Minera Juanicipio will present the Feasibility Study to both MAG and Fresnillo (the “Shareholders”) for formal development approval. Should either shareholder choose not to participate in the project development, the non-participating Shareholder's interest may be purchased by the other Shareholder for an amount equivalent to its capital contributions to date. The Feasibility Study being prepared by AMC will not include Inferred Mineral Resources in the mine plan, so the results will be different than the results of the 2017 PEA. There is no assurance that the Feasibility Study will recommend proceeding with the project development, and any recommendation to proceed with development may differ significantly from the scope and design recommended in the 2017 PEA. Changes to the mine plan and mine design recommended in the Feasibility Study, if approved and implemented, will impact the Juanicipio Project’s construction schedule, capital and operating costs, profitability and cash flows and timeline to production, the impact of which cannot be quantified at this time. As a result, there are additional risks as to the size and grade of the resource, extent of capital and operating costs, mineral recovery and financial viability.

18.	Off-Balance Sheet ArrangementS

The Company has no off-balance sheet arrangements.

19.	Related Party TransactionS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with the Company, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

26

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016

Fees related to Dr. Megaw:
Exploration and marketing services	$61	$59	$194	$193
Travel and expenses	16	9	69	53
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	19	30	74	90
Field exploration services	139	118	378	445
	$235	$216	$715	$781

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at September 30, 2017 is $94 related to these services (September 30, 2016: $147).

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo Project payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals. The Company is also obligated to a 2.5% NSR royalty to Cascabel on the Guigui and Batopilas mining concessions.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:

			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2017 (%)	2016

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Project, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 12% of the common shares of the Company as at September 30, 2017, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

27

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2017
Salaries and other short term employee benefits	$338	$243	$773	$742
Share based payments	143	103	1,248	1,393
	$481	$346	$2,021	$2,135

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

20.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS, requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs, (ii) provision for reclamation and closure, (iii) deferred income tax provision (iv) share based payments and (v) financial instruments, as the main estimates for the following discussion. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements as at September 30, 2017 and the audited annual consolidated financial statements of the Company for the year ended December 31, 2016, for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value. IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

28

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting. Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

Under IAS 39 – Financial Instruments, the Company is required to value warrants that meet the definition of derivatives at fair value with unrealized gains and losses recognized in the statement of loss. To measure fair value, warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model.

21.	CHANGES IN ACCOUNTING STANDARDS

(i)	Adoption of new and amended IFRS pronouncements

Certain pronouncements were issued by the IASB that are mandatory for accounting periods after December 31, 2016. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted effective January 1, 2017:

IAS 7 Statements of cash flows. As of January 1, 2017, the Company adopted the amendments within IAS 7 which require disclosure of information enabling users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The adoption of the amendments to IAS 7 did not have a significant impact on the Company's unaudited condensed interim consolidated financial statements.

IAS 12 Income taxes. Beginning January 1, 2017, the Company adopted the amendments to IAS 12 which provide clarification on the requirements to the recognition of deferred tax assets for unrealized losses on debt instruments measured at fair value. The adoption of the amendments to IAS 12 did not have a significant impact on the Company's unaudited condensed interim consolidated financial statements.

(ii) Recent accounting pronouncement

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at September 30, 2017. These include:

IFRS 2 Share-based payments. In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment to address certain issues related to the accounting for cash settled awards and the accounting for equity settled awards that include ‘net settlement feature’ in respect of employee withholding taxes. The amendments apply for annual periods on or after January 1, 2018 with early adoption permitted. The Company will adopt this standard on the effective date. The Company is currently evaluating the impact of adopting the amendments on the consolidated financial statements; however, the amendments are not expected to have a significant impact on the Company's consolidated financial statements.

29

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

IFRS 9 Financial Instruments. In July 2014, the IASB issued the final version of IFRS 9 which replaced IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. The standard is effective for annual periods beginning on or after of January 1, 2018, with early adoption permitted. The Company will adopt this standard on the effective date. The Company is currently evaluating the impact of adopting the amendments on the consolidated financial statements; however, the amendments are not expected to have a significant impact on the Company's consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014. In July 2015, the IASB determined that the revised effective date for IFRS 15 would be for annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. Entities have the full option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company’s only source of revenue in the current and prior periods is interest income from high interest savings accounts and term deposits, but the Company is currently evaluating the impact this standard may have on its consolidated financial statements once revenue from contracts with customers is generated.

IFRS 16 Leases. In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (IFRS 16) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company will adopt this standard on the effective date, and is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRIC 22 Foreign currency transactions and advance consideration. In December 2016, the IASB issued IFRS interpretation, IFRIC 22 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when a related non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency is derecognized. The standard is effective for annual periods beginning on or after January 1, 2018 with early application permitted. The Company will adopt this standard on the effective date. The Company is currently evaluating the impact of adopting the amendments on the consolidated financial statements; however, the amendments are not expected to have a significant impact on the Company's consolidated financial statements.

30

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017
(expressed in thousands of US dollars except as otherwise noted)

22.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of September 30, 2017 through inquiry and review, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at September 30, 2017.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with International Financial Reporting Standards. The Company retains a third party specialist annually to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and MD&A before they are publicly filed, and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three and nine months ended September 30, 2017 were approved by the Board on November 8, 2017. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s internal control over financial reporting as of September 30, 2017 and have concluded that the Company’s internal control over financial reporting is effective.

There have been no changes in internal controls over financial reporting during the period ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

23.	ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

31